                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No. _________)(1)

                          INTERPORE INTERNATIONAL, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  42062 W 10 7
                                  ------------
                                 (CUSIP Number)



                                   May 7, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1(b)

        [ X ] Rule 13d-(c)

        [   ] Rule 13d-(d)

                                Page 1 of 6 Pages



--------

      (1)* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO.      42062W107                                                   PAGE 2 OF   6   PAGES
         --------------------                                                        -----
---------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Curtis A. Loveland
---------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)
                                                                                               (B)
---------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
---------------------------------------------------------------------------------------------------------
                 5   SOLE VOTING POWER
                     733,606
  Number of
               ------------------------------------------------------------------------------------------
    Shares       6   SHARED VOTING POWER
 Beneficially
   Owned By
               ------------------------------------------------------------------------------------------
     Each        7   SOLE DISPOSITIVE POWER
  Reporting          733,606
    Person
               ------------------------------------------------------------------------------------------
     With        8   SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        733,606
---------------------------------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        The undersigned expressly declares that this filing shall not be construed as an admission that the undersigned is the beneficial owner of 662,257 shares held as trustee of generation skipping irrevocable trusts established by Edward R Funk and Ingeborg V. Funk
---------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.3%
---------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)      NAME OF ISSUER:

             Interpore International, Inc.
             -------------------------------------------------------------------
ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             181 Technology Drive, Irvine, California, 92618-2402
             -------------------------------------------------------------------
ITEM 2(a)      NAME OF PERSON FILING:

             Curtis A. Loveland
             -------------------------------------------------------------------
ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             41 South High Street, Columbus, Ohio 43215-6194
             -------------------------------------------------------------------
ITEM 2(c)      CITIZENSHIP:

             United States of America
             -------------------------------------------------------------------
ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.01 per share
             -------------------------------------------------------------------
ITEM 2(e)      CUSIP NUMBER:

             42062 W 10 7
             -------------------------------------------------------------------
ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4         OWNERSHIP:

               Curtis A. Loveland beneficially owned shares of common stock of Cross Medical Products, Inc., a Delaware corporation ("Cross"). On February 11, 1998, the Issuer and Cross entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of the Issuer merged with and into Cross with Cross surviving the merger and becoming a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the Merger Agreement, upon the consummation of the Merger on May 7, 1998, each outstanding share of common stock of Cross has been converted into the right to receive
1.275 shares of Common Stock of the Issuer and each outstanding option to purchase shares of common stock of Cross has been converted into an option to purchase shares of Common Stock of the Issuer on a 1.275:1 basis. As a result of the foregoing, Cross became a wholly-owned subsidiary of the Issuer.

               Upon consummation of the Merger, each share of common stock of Cross beneficially owned by Curtis A. Loveland prior to the Merger was converted into 1.275 shares of Common Stock of the Issuer.

        (a)   Amount beneficially owned:(2)
              733,606
              ------------------------------------------------------------------
        (b)   Percent of class:
              5.3%
              ------------------------------------------------------------------
        (c)   Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:      733,606
                                                              ------------------
              (ii)   Shared power to vote or to direct the vote:      -0-
                                                                ----------------
              (iii)  Sole power to dispose or to direct the
                     disposition of:                                733,606
                                    --------------------------------------------
              (iv)   Shared power to dispose or to direct the
                     disposition of:                                  -0-
                                    --------------------------------------------

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               The Reporting Person expressly disclaims beneficial ownership of 662,257 shares held of record as trustee of generation skipping irrevocable trusts established by Edward R. Funk and Ingeborg V. Funk. The beneficiaries of such trusts have the right to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


----------
      (2) The ownership figures are based upon the Reporting Person's beneficial ownership of shares of Common Stock of Cross as of April 3, 1998, the record date for purposes of the joint proxy statement of the Issuer and Cross, which was filed with the Securities and Exchange Commission on April 6, 1998.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 14, 1998                        CURTIS A. LOVELAND


                                            /s/ CURTIS A. LOVELAND
                                            ------------------------------------


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